









ZUMIEZ INC.
C/O BROADRIDGE CORPORATE ISSUER SOLUTIONS
P.O. BOX 1342
BRENTWOOD, NY 11717

Your **Vote** Counts!

ZUMIEZ INC.

2026 Annual Meeting

Vote by June 02, 2026

11:59 PM ET

You invested in ZUMIEZ INC. and it's time to vote!

You have the right to vote on proposals being presented at the Annual Meeting. **This is an important notice regarding the availability of proxy material for the shareholder meeting to be held on June 03, 2026.**

Get informed before you vote

View the Combined Document online OR you can receive a free paper or email copy of the material(s) by requesting prior to May 20, 2026. If you would like to request a copy of the material(s) for this and/or future shareholder meetings, you may (1) visit www.ProxyVote.com, (2) call 1-800-579-1639 or (3) send an email to sendmaterial@proxyvote.com. If sending an email, please include your control number (indicated below) in the subject line. Unless requested, you will not otherwise receive a paper or email copy.

For complete information and to vote, visit **www.ProxyVote.com**

Control #

Smartphone users

Point your camera here and vote without entering a control number

Vote in Person at the Meeting*

June 03, 2026
8:00 AM PDT

Zumiez Inc.
4001 204th St. SW
Lynnwood, WA 98036

*Please check the meeting materials for any special requirements for meeting attendance. At the meeting, you will need to request a ballot to vote these shares.

THIS IS NOT A VOTABLE BALLOT

This is an overview of the proposals being presented at the upcoming shareholder meeting. Please follow the instructions on the reverse side to vote these important matters.

Voting Items	Board Recommends
1. Election of Directors **Nominees:**	
1a. Thomas D. Campion	✓ **For**
1b. Liliana Gil Valletta	✓ **For**
1c. Carmen R. Bauza	✓ **For**
2. Approval, on an advisory basis, of executive compensation.	✓ **For**
3. Ratification of the selection of Baker Tilly US, LLP as the Company's independent registered public accounting firm for the fiscal year ending January 30, 2027 (fiscal 2026).	✓ **For**
NOTE: Such other business as may properly come before the meeting or any adjournment thereof.	